UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 6) *

KU6 MEDIA CO., LTD.

(Name of Issuer)

Ordinary Shares, Par Value $0.00005 Per Ordinary Share,
and American Depositary Shares, Each Representing 100 Ordinary Shares

(Title of Class of Securities)

447773 10 2

(CUSIP Number)

Grace Wu
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 208 Juli Road
Pudong New Area
Shanghai 201203, People’s Republic of China
Telephone: (86-21) 5050-4740

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Persons
Shanda Interactive Entertainment Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.4% (2)

14	Type of Reporting Person
CO, HC

(1)
Consists of (a) 1,796,233,064 ordinary shares, par value $0.00005 per share (the “Shares”) of Ku6 Media Co., Ltd. (“Ku6”) (including Shares represented by American Depositary Shares of Ku6 (the “ADSs”), each representing 100 Shares) held by Shanda Media Group Limited (formerly known as Shanda Music Group Limited) (“Shanda Media”), a wholly-owned subsidiary of Shanda Interactive Entertainment Limited (“Shanda”) and (b) 1,538,461,538 Shares were acquired by Shanda Media on June 29, 2011 pursuant to the Share Purchase Agreement dated as of April 1, 2011 by and between Shanda Media and Ku6 as described under Item 3 (the “April 1 Share Purchase Agreement”).

(2)	This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that are outstanding as of July 7, 2011, as obtained from Ku6.

1	Name of Reporting Persons
Shanda Media Group Limited

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
The British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With
	7	Sole Voting Power
0

	8	Shared Voting Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
3,334,694,602 Shares (including Shares represented by ADSs) (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
3,334,694,602 Shares (including Shares represented by ADSs) (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11)
66.4% (2)

14	Type of Reporting Person
CO, HC

(1)
Consists of (a) 1,796,233,064 Shares (including Shares represented by ADSs) held by Shanda Media and (b) 1,538,461,538 Shares acquired by Shanda Media on June 29, 2011 pursuant to the April 1 Share Purchase Agreement.

(2)	This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that are outstanding as of July 7, 2011, as obtained from Ku6.

Item 1.     Security and Issuer

(a)      This statement relates to the ordinary shares, par value $0.00005 per share (“Shares”) of Ku6 Media Co., Ltd. (“Ku6”), including Shares represented by American Depositary Shares of Ku6, each representing 100 Shares (“ADSs”).

(b)      The address of Ku6’s principal executive office is Building 6, Zhengtongchuangyi Centre, No. 18 Xibahe Xili, Chaoyang District, Beijing 100028, People’s Republic of China.

Item 2.     Identity and Background

(a)-(c), (f)     The names of the reporting persons are Shanda Interactive Entertainment Limited (“Shanda”) and Shanda Media Group Limited (“Shanda Media”) (each a “Reporting Person” and together, the “Reporting Persons”).

Shanda is incorporated with limited liability under the laws of the Cayman Islands.  Shanda Media is incorporated with limited liability under the laws of the British Virgin Islands.

The principal office or business address for each of the Reporting Persons is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Shanda is a leading interactive entertainment media company in China which offers a diversified entertainment content portfolio including, among other things, massively multiplayer online role playing games, advanced casual games and flash games, online (internet and wireless value-added services) and offline literature publication, online chess and board games platform, e-sports game platform and wireless value-added services, music and online video.  Shanda Media is a wholly-owned subsidiary of Shanda.

Attached hereto as Schedule I, and incorporated herein by reference, is the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Shanda and Shanda Media.

(d)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)      During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Considerations

Pursuant to a Share Purchase Agreement by and between Shanda Media and Ku6 dated as of April 1, 2011, Shanda Media acquired 1,538,461,538 Shares from Ku6 for a total price of US$50,000,000 in cash on June 29, 2011.

The Equity Purchase Agreement by and between, among others, Shanghai Shanda Networking Co., Ltd. and Ku6 dated as of April 20, 2011 (the “Soushi Share Acquisition Agreement”), pursuant to which Ku6 agreed to purchase 32% of the equity interests in Hangzhou Soushi Networking Co., Ltd. from Shanghai Shanda Networking Co., Ltd. and issue to Shanda Media as consideration 707,876,562 Shares, was terminated as of July 5, 2011.

Item 4.     Purpose of the Transaction

The Soushi Share Acquisition Agreement was terminated as of July 5, 2011.

Item 5.     Interest in Securities of the Issuer

(a)–(b)  The following information with respect to the ownership of the Shares (including Shares represented by ADSs) by the Reporting Persons is provided as of July 7, 2011:

	Shares Held Directly	Sole Voting Power	Shared Voting Power (1)	Sole Dispositive Power	Shared Dispositive Power (1)	Beneficial Ownership	Percentage of Class (2)
Shanda Interactive Entertainment Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	66.4%

Shanda Media Group Limited	0	0	3,334,694,602	0	3,334,694,602	3,334,694,602	66.4%

(1)	Include 1,538,461,538 Shares acquired by Shanda Media pursuant to the April 1 Share Purchase Agreement.

(2)	This percentage is calculated based upon 5,019,797,736 Shares (including Shares represented by ADSs) that are outstanding as of July 7, 2011, as obtained from Ku6.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Schedule I hereto beneficially owns any Shares.

(c)   During the past 60 days, none of the Reporting Persons, nor any persons identified in Schedule I hereto, has entered into any transaction in the Shares other than the April 1 Share Purchase Agreement (including Shares represented by ADSs).

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares (including Shares represented by ADSs) beneficially owned by the Reporting Persons.

(e)   Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Ku6.

Item 7.     Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement dated July 7, 2011 among Shanda Interactive Entertainment Limited and Shanda Media Group Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 7, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman, Chief Executive Officer and President
SHANDA MEDIA GROUP LIMITED

July 7, 2011	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA

The name, present principal occupation or employment and citizenship of each director and executive officer of Shanda are set forth below. Each occupation set forth opposite an individual’s name in the following table refers to employment with Shanda. The business address of each director and officer is No. 208 Juli Road, Pudong New Area, Shanghai 201203, People’s Republic of China.

Name	Citizenship	Present Principal Occupation
Tianqiao Chen(1)	China	Chairman of the Board, Chief Executive Officer and President
Qunzhao Tan	China	Non-executive Director
Danian Chen	China	Director and Chief Operating Officer
Qianqian Luo(1)	China	Non-executive Director
Jingsheng Huang(2)	U.S.A.	Independent Director
Chengyu Xiong(2)	China	Independent Director
Kai Zhao(2)	China	Independent Director
Jin Zhang	China	Vice President
Grace Wu	U.S.A.	Director and Chief Financial Officer
Haifa Zhu	China	Chief Investment Officer
Danning Mi	China	Chief Information Officer
John Lee	Hong Kong, China	Head of Tax

(1) Member of the compensation committee.
(2) Member of the audit committee.

DIRECTORS AND EXECUTIVE OFFICERS OF SHANDA MEDIA

        Mr. Tianqiao Chen, Chairman, Chief Executive Officer and President of Shanda, is the sole director of Shanda Media. Shanda Media has no executive officers.

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of the undersigned hereby agrees that (i) a statement on Schedule 13D with respect to the ordinary shares, par value $0.00005 per share (the “Shares”), including Shares represented by American Depositary Shares, each representing 100 Shares, of Ku6 Media Co., Ltd. (including amendments thereto) filed herewith shall be filed on behalf of each of the undersigned, and (ii) this Joint Filing Agreement shall be included as an exhibit to such joint filing, provided that, as provided by Section 13d-1(k)(ii) of the Exchange Act, no person shall be responsible for the completeness and accuracy of the information concerning the other person making the filing unless such person knows or has reason to believe such information is inaccurate.

This Joint Filing Agreement may be executed in any number of counterparts all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this 7th day of July, 2011.

July 7, 2011	SHANDA INTERACTIVE ENTERTAINMENT LIMITED

	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Chairman, Chief Executive Officer and President
SHANDA MEDIA GROUP LIMITED

July 7, 2011	By:	/s/ Tianqiao Chen
Name: Tianqiao Chen
Title: Director